Exhibit 99.1

Alcon Presents Clinical Trial Data on Anecortave Acetate for Glaucoma

Washington, DC – March 6, 2008 – Alcon, Inc. (NYSE: ACL) released today the primary efficacy and safety results of the second controlled proof of concept clinical study of anecortave acetate administered as an anterior juxtascleral depot in the sub-Tenon’s space to reduce intraocular pressure in patients with open-angle glaucoma. These initial data were presented at a clinical investigator’s meeting held in association with the annual meeting of the American Glaucoma Society in Washington, DC.

In this safety and efficacy study, 89 patients were randomly assigned to one of three arms: 7.5mg of anecortave acetate dosed with 0.25 mL of 30 mg/mL suspension, 15mg of anecortave acetate dosed with 0.5 mL of 30mg/mL suspension or 0.5 mL of vehicle. Prior to enrolling in the study, all patients had been diagnosed with open-angle glaucoma, had confirmed visual field changes and had off-therapy intraocular pressures (IOP) between 24 mmHg and 36 mmHg. One injection of drug or vehicle was administered to each patient and intraocular pressures were assessed at two weeks, six weeks and at month three, with month three predefined as the visit for primary efficacy. The study design also allowed for a patient to be retreated if more than 42 days had passed since the last administration of anecortave acetate and the patient’s intraocular pressure exceeded 18 mmHg in two consecutive visits scheduled one week apart. The study will continue with clinical assessments at six-week intervals, potentially through month twenty four. The presented results are based on the intent to treat data set of all 89 patients.

As explained during the presentation, the primary conclusion was that both the 7.5 mg and 15 mg doses of anecortave acetate demonstrated statistically significant lower mean IOP than vehicle at the month three primary efficacy end-point (ANOVA p < 0.05). Additional data in the presentation supported the activity of anecortave acetate in lowering IOP. Approximately 55 percent of patients in the 7.5 mg and the 15 mg arms who were treated with anecortave acetate according to the study design were deemed successes at month three. These data contrast with the vehicle treatment group, where approximately 50 percent of patients were treatment failures by week 2 and two patients (6.4 percent) were treatment successes at month three. Treatment success was pre-defined in the study as maintenance of IOP at or below the 21 mmHg. Taken together, these data support the activity of anecortave acetate and also the company’s prior decision to conduct additional clinical trials involving higher concentrations of drug.

In terms of safety, the most frequently reported adverse events were related to the procedure and included eye pain, foreign body sensation, hyperemia and blurred vision, which were reported at an incidence of 5 percent to 15 percent. The most frequently reported events related to test article were conjunctival deposits and eye pain which were reported at an incidence of less than 5 percent.

“The safety and efficacy demonstrated in this second controlled clinical study of anecortave acetate are encouraging because they confirm a prolonged treatment benefit for anecortave acetate administered by anterior juxtascleral delivery,” said Scott Krueger, PhD,

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Alcon’s vice president, R&D, Pharmaceutical Development. “These results, together with our recently conducted Phase I safety evaluation of larger doses and injection volumes, allows us to proceed in 2008 with studies that evaluate higher doses and injection volumes in our Phase II/III clinical development program.”

About Alcon

Alcon, Inc. is the world’s leading eye care company, with sales of $5.6 billion in 2007. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon’s majority shareholder is Nestlé, S.A., the world’s largest food company.

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Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including relating to the potential for anecortave acetate to be approved by the FDA and other regulatory agencies for the successful treatment of glaucoma. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, anecortave acetate may not show the same effect in future studies, it may take more time than anticipated to obtain approval or approval may never be obtained, the procedure to administer the drug is different from current therapy, challenges inherent in new product manufacturing and marketing, litigation risks and government reimbursement, regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules an regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Doug MacHatton

Alcon Investor Relations and Strategic Corporate Communications

817-551-8974

doug.machatton@alconlabs.com

www.alcon.com